UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

KiOR, Inc.

(Name of issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

497219109

(CUSIP number)

Vinod Khosla Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025 (650) 376-8500 with a copy to: Tammy Tompkins Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025

(Name, address and telephone number of person authorized to receive notices and communications)

April 3, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 497219109	Page 2 of 17 Pages

(1)	Names of reporting persons Khosla Ventures II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 44.1% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 3 of 17 Pages

(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 16,814,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,814,588
(11)	Aggregate amount beneficially owned by each reporting person 16,814,588 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.2% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 4 of 17 Pages

(1)	Names of reporting persons Khosla Ventures Associates II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 44.1% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 5 of 17 Pages

(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 16,814,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,814,588
(11)	Aggregate amount beneficially owned by each reporting person 16,814,588 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.2% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 6 of 17 Pages

(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 63,074,326
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 63,074,326
(11)	Aggregate amount beneficially owned by each reporting person 63,074,326 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 55.8% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 7 of 17 Pages

(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 89,213,852
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 89,213,852
(11)	Aggregate amount beneficially owned by each reporting person 89,213,852 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.7% (see Attachment A)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 497219109	Page 8 of 17 Pages

(1)	Names of reporting persons KFT Trust, Vinod Khosla as Trustee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 26,139,526
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 26,139,526
(11)	Aggregate amount beneficially owned by each reporting person 26,139,526 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 31.0% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 9 of 17 Pages

(1)	Names of reporting persons VNK Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,335,174
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,335,174
(11)	Aggregate amount beneficially owned by each reporting person 7,335,174 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.0% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 10 of 17 Pages

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 8 to the statement on Schedule 13D (this “Amendment No. 8”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed on June 29, 2011, as amended January 31, 2012, May 10, 2013, May 31, 2013, August 2, 2013, September 6, 2013, October 21, 2013 and March 24, 2014 (“Amendment No. 1,” “Amendment No. 2,” “Amendment No. 3”, “Amendment No. 4”, “Amendment No. 5”, “Amendment No. 6” and “Amendment No. 7” respectively, and, together with the Original 13D and this Amendment No. 8, the “Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 of the Schedule 13D) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of KiOR, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13001 Bay Park Road, Pasadena, Texas 77507. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

There are no amendments to Item 2 of the Schedule 13D.

SCHEDULE 13D

CUSIP No. 497219109	Page 11 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Schedule 13D.

Item 4. Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 59,431,241 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as of March 10, 2014, as reported in the Issuer’s Annual Report on Form 10-K (“Annual Report”) filed with the Securities and Exchange Commission on March 17, 2014. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A. Khosla Ventures II, L.P.

(a) As of the closing of business on the date of this Amendment No. 8, Khosla Ventures II, L.P. beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 44.1% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned

SCHEDULE 13D

CUSIP No. 497219109	Page 12 of 17 Pages

by Khosla Ventures II, L.P. are comprised of shares of Class B common stock beneficially owned by Khosla Ventures II, L.P., all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

B. Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Amendment No. 8, Khosla Ventures III, L.P. beneficially owned 16,814,588 shares of Class A common stock, representing a beneficial ownership of approximately 25.2% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Khosla Ventures III, L.P., (i) 69,479 shares are comprised of shares of Class A common stock issued to Samir Kaul that are beneficially owned by Khosla Ventures III, L.P. and (ii) 7,335,174 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	16,814,588
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	16,814,588

Please see Attachment A for additional information.

C. Khosla Ventures Associates II, LLC

(a) As of the closing of business on the date of this Amendment No. 8, Khosla Ventures Associates II, LLC beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 44.1% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures Associates II, LLC are comprised of shares of Class B common stock beneficially owned by Khosla Ventures Associates II, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

D. Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Amendment No. 8, Khosla Ventures Associates III, LLC beneficially owned 16,814,588 shares of Class A common stock, representing a beneficial ownership of approximately 25.2% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Khosla Ventures Associates III, LLC, (i) 69,479 shares are comprised of shares of Class A common stock issued to Samir Kaul that are beneficially owned by Khosla Ventures Associates III, LLC, and (ii) 7,335,174 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	16,814,588
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	16,814,588

Please see Attachment A for additional information.

SCHEDULE 13D

CUSIP No. 497219109	Page 13 of 17 Pages

E. VK Services, LLC

(a) As of the closing of business on the date of this Amendment No. 8, VK Services, LLC beneficially owned 63,074,326 shares of Class A common stock, representing a beneficial ownership of approximately 55.8% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by VK Services, LLC, (i) 46,259,738 shares are comprised of Class B common stock beneficially owned by VK Services, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares, and (ii) 7,335,174 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	63,074,326
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	63,074,326

Please see Attachment A for additional information.

F. KFT Trust, Vinod Khosla as Trustee

(a) As of the closing of business on the date of this Amendment No. 8, KFT Trust, Vinod Khosla as Trustee (“KFT”), beneficially owned 26,139,526 shares of Class A common stock, representing a beneficial ownership of approximately 31.0% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by KFT, (i) 6,526,631 shares are comprised of warrants exercisable for Class A common stock at any time as described in Item 6, and (ii) 18,362,895 shares are comprised of a Note (described in Item 3) held by KFT, in the principal amount of $53,197,308, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	26,139,526
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	26,139,526

Please see Attachment A for additional information.

G. Vinod Khosla

(a) As of the closing of business on the date of this Amendment No. 8, Vinod Khosla beneficially owned 89,213,852 shares of Class A common stock, representing a beneficial ownership of approximately 64.7% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Mr. Khosla, (i) 46,259,738 shares are comprised of Class B common stock beneficially owned by him, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares, and (ii) 25,698,069 shares are comprised of Notes (described in Item 3) held by Khosla Ventures III, L.P. and KFT Trust, Vinod Khosla as Trustee, in the aggregate principal amount of $74,447,308, which are convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	89,213,852
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	89,213,852

Please see Attachment A for additional information.

H. VNK Management, LLC

(a) As of the closing of business on the date of this Amendment No. 8, VNK Management, LLC (“VNK”) beneficially owned 7,335,174 shares of Class A common stock, representing a beneficial ownership of approximately 11.0% of the shares of Class A common stock. VNK has no direct ownership of any shares of Class A common stock, but is deemed to beneficially own shares of Class A common stock through a Note (described in Item 3) beneficially owned by VNK in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	7,335,174
	2. Shared power to vote or direct vote:	0
	3. Sole power to dispose or direct the disposition:	7,335,174
	4. Shared power to dispose or direct the disposition:	0

VNK is a limited liability company owned by family trusts formed for the benefit of Mr. Khosla’s adult children. Mr. Khosla and the other Reporting Persons have no power to elect a new manager of VNK and have no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla and the other Reporting Persons have no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a group for purposes of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Controlling Interest in the Issuer” of Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Controlling Interest in the Issuer

As of the filing of this Amendment No. 8, entities affiliated with the Reporting Persons owned 90.7% of the Issuer’s Class B common stock, which, together with the Class A common stock held by them, represent 88.8% of the combined voting power of the Issuer’s outstanding Class A common stock and Class B common stock, assuming that 59,431,241 shares of Class A common stock and 51,013,901 shares of Class B common stock are outstanding as reported in the Issuer’s Annual Report. Under the Issuer’s amended and restated certificate of incorporation that became effective as part of the Issuer’s initial public offering, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, the Reporting Persons will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of the Issuer, even if the Reporting Persons come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of the Issuer’s Class A common stock and Class B common stock. Moreover, the Reporting Persons may take actions in their own interests that the Issuer’s other stockholders do not view as beneficial.

“Warrants in Connection with the Senior Secured Promissory Note and Warrant Purchase Agreement”

On April 3, 2014, the Issuer and its wholly-owned subsidiary KiOR Columbus, LLC entered into a Senior Secured Promissory Note and Warrant Purchase Agreement (the “2014 Note Purchase Agreement”) with KFT.

The 2014 Note Purchase Agreement contemplates multiple tranches of financing of up to $25 million. At each closing, the Issuer is required to issue to each purchaser of notes a warrant (each, a “2014 Warrant”). The first tranche, which closed on April 3, 2014, consisted of the purchase by KFT of $5.0 million of a Senior Secured Promissory Note in exchange for a like amount of cash. In connection with the closing, the Issuer issued to KFT a 2014 Warrant to purchase an aggregate of 872,600 shares of Class A common stock of the Issuer at an exercise price of $0.573 per share, which was the consolidated closing bid price for the Issuer’s Class A common stock on March 31, 2014. The 2014 Warrant was issued as partial consideration for KFT’s entry into the 2014 Note Purchase Agreement and will expire 7 years from the date of the grant. Each 2014 Warrant may be exercised by payment of the exercise price in cash or on a net issuance basis.

The foregoing descriptions of the 2014 Note Purchase Agreement, the notes issuable under the 2014 Note Purchase Agreement and the 2014 Warrants do not purport to be complete and are qualified in their entirety by reference to the note purchase agreement, the note and the warrant filed as Exhibits 99.27 through 99.29, respectively, to this Schedule 13D and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 497219109	Page 14 of 17 Pages

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

13D

CUSIP No. 497219109	Page 15 of 17 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011).
99.3	Loan and Security Agreement dated as of January 26, 2012 among the Issuer, Kior Columbus LLC, 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT Trust, Vinod Khosla, Trustee (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.4	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of January 26, 2012 issued by the Issuer to KFT Trust, Vinod Khosla, Trustee (the “Initial Warrant,” incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.5	Form of Additional Warrant Agreement to Purchase Shares of Class A Common Stock (the form of Initial PIK Warrant, incorporated by reference to Exhibit F of the Loan and Security Agreement dated as of January 26, 2012, filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.6	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent PIK Warrant, incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.7	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the ATM Warrant, incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.8	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent Drawdown Warrant, incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.9	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of May 22, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.10	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.11	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.12	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of June 17, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.13	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.14	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.15	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of July 26, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.16	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.17	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.18	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of August 27, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).
99.19	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).
99.20	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).
99.21	Note Purchase Agreement, dated as of October 18, 2013, by and among the Issuer, KiOR Columbus, LLC, Khosla Ventures III, L.P., KFT Trust, Vinod Khosla, Trustee, and VNK Management, LLC (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).
99.22	Amendment No. 1 to Note Purchase Agreement, dated October 20, 2013 (incorporated by reference to Exhibit 99.1B of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).
99.23	Form of Note under the Note Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).
99.24	Form of Registration Rights Agreement by and among the Issuer, KiOR Columbus, LLC, Khosla Ventures III, L.P., KFT Trust, Vinod Khosla, Trustee, and VNK Management, LLC (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).
99.25	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2014).
99.26

Post-First Amendment Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.6 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2014).

99.27	Senior Secured Promissory Note and Warrant Purchase Agreement, dated as of March 31, 2014, by and among the Company, Kior Columbus, LLC and KFT Trust, Vinod Khosla as Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on 8-K, filed with the SEC on March 31, 2014).
99.28	Senior Secured Promissory Note, dated as of April 3, 2014, issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on 8-K, filed with the SEC on April 3, 2014).
99.29	Warrant Agreement, dated as of April 3, 2014, issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on 8-K, filed with the SEC on April 3, 2014).

13D

CUSIP No. 497219109	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
	Vinod Khosla	Date: April 8, 2014

KFT TRUST, VINOD KHOSLA, TRUSTEE

By	/s/ Vinod Khosla
	Vinod Khosla	Date: April 8, 2014
Trustee

VK SERVICES, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Manager	Date: April 8, 2014

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: April 8, 2014

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: April 8, 2014

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a
Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: April 8, 2014

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: April 8, 2014

VNK MANAGEMENT, LLC

By:	/s/ Kimberly Totah
Name:	Kimberly Totah	Date: April 8, 2014
Title:	Special Manager

13D

CUSIP No. 497219109	Page 17 of 17 Pages

ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA II and KVA III. KVA II and KVA III are the general partners of KV II and KV III, respectively. Each of KVA II, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV II and KV III, and each of KVA II, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV II and then distributed to KVA II, which in turn distributed such securities to members and affiliates of members of KVA II (the “Distributed Securities”). KVA II continues to possess voting and investment control over the Distributed Securities. Each of KVA II, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased in connection with the Issuer’s IPO by KFT. Warrants to purchase Class A common stock have been issued to KFT in connection with a loan and security agreement between the issuer and KFT. Khosla, as a trustee and beneficiary of KFT, may be deemed to have indirect beneficial ownership of such shares. The Reporting Persons other than Mr. Khosla have no voting or investment control over the shares beneficially owned by KFT.

Certain securities were issued by the Issuer to Samir Kaul, who is a director of the Issuer and a member of KVA II and KVA III as compensation for his role as a director of the Issuer. Such shares will vest upon the completion of Mr. Kaul’s term as a director at the Issuer’s next annual meeting. Mr. Kaul holds such securities for the benefit of KV III and KVA III, and, accordingly, KV III, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

VNK is a limited liability company owned by family trusts formed for the benefit of Mr. Khosla’s adult children. Mr. Khosla and the other Reporting Persons have no power to elect a new manager of VNK and have no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla and the other Reporting Persons have no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a group for purposes of this Schedule 13D.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.